UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF A FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 000-51341

Gentium S.p.A.
(Translation of registrant's name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⊠           Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⊠              No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Exhibit 2 to the report on Form 6-K filed by Gentium S.p.A. (the "Company") on January 22, 2014 is deleted and replaced in its entirety by the correct form of Report sent to the shareholders and holders of American Depositary Shares of the Company in connection with the Ordinary Shareholders' Meeting of the Company scheduled to be held on February 24, 2014 at 10:00 a.m. (Italian time), on first call and, if necessary, on February 25, 2014, at the same time, on second call, set forth as Exhibit 2 hereto, and which is incorporated by reference herein in its entirety.  No other changes have been made to the report on Form 6-K filed by the Company on January 22, 2014.

This report and the exhibit hereto are incorporated by reference into the registration statements of the Company on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-174575 and on Forms S-8: File No. 333-137534, File No. 333-146534 and File No. 333-181171.

Exhibit No.	Description
2	Report to Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 23, 2014